Independent Auditors' Consent




The Shareholders and Board of Trustees of
Smith Barney Equity Funds:
We consent to the incorporation by reference, in this Prospectus and Statement of Additional Information, of our report dated March 8, 2001, on the statement of assets and liabilities of the Smith Barney Social Awareness Fund of Smith Barney Equity Funds (the "Fund") as of January 31, 2001, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-30D.
We also consent to the references to our firm under the headings "Financial highlights" in the Prospectus and "Auditors" in the Statement of Additional Information.



KPMG LLP
New York, New York
May 29, 2001
Page